Filed Pursuant to Rule 433

Registration Statement No. 333-202524

Market-Linked Step Up Notes

	Market-Linked Step Up Notes Linked to a Basket of Asian Indices	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An approximately equally weighted basket of Asian indices comprised of the Hang Seng China Enterprises Index (Bloomberg symbol: “HSCEI”), the KOSPI 200 Index (Bloomberg symbol: “KOSPI2”) and the Taiwan Stock Exchange Capitalization Weighted Index (Bloomberg symbol: “TWSE”).
Payout Profile at Maturity

•  If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•  If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•  1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk

Step Up Value	[123.50% to 129.50%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$2.35 to $2.95] per unit, a [23.50% to 29.50%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420417055413/tv478130_fwp.pdf
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the level of one of the Basket Components may be offset by changes in the level of the other Basket Components.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which securities in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.